Exhibit 12

COOPER INDUSTRIES PLC

COMPUTATION OF RATIOS OF EARNINGS TO FIXED CHARGES

(Dollar Amounts in Thousands)

(Unaudited)

	Nine Months Ended September 30,		Year Ended December 31,
	2012	2011	2011	2010	2009	2008	2007
Interest Expense	$46,880	$52,420	$69,150	$51,450	$64,200	$70,400	$51,000
Estimated Interest Portion of Rent Expense	11,200	10,344	14,000	14,800	14,284	14,058	12,132

Fixed Charges	$58,080	$62,764	$83,150	$66,250	$78,484	$84,458	$63,132

Income From Continuing Operations Before Income Taxes	$667,200	$569,600	$757,200	$530,100	$482,700	$807,200	$826,200
Add: Fixed Charges	58,080	62,764	83,150	66,250	78,484	84,458	63,132
Distributed income of Equity Investees	19,425	20,866	48,366	—	—	—	—
Less: Equity in (Income)/Losses of Equity Investees	(50,911)	(44,926)	(66,780)	(22,768)	—	7,765	(265)

Earnings Before Fixed Charges	$693,794	$608,304	$821,936	$573,582	$561,184	$899,423	$889,067

Ratio of Earnings to Fixed Charges	11.9x	9.7x	9.9x	8.7x	7.2x	10.6x	14.1x